UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 14, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF
ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")
14 May 2019
NEWS RELEASE
DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66.
On 25 February 2019, the Company released an announcement on SENS regarding an on-market purchase of AngloGold Ashanti shares in relation to the first tranche of the sign-on bonus awarded to the Executive
Director, Kelvin Dushnisky.
The only shares sold by the Executive Director were to settle taxes related to this award, as detailed below:
SHARES SOLD TO SETTLE TAX COSTS
ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
Name of executive director K Dushnisky
Name of company AngloGold Ashanti Limited
Date of transaction 10 May 2019
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred for the first tranche of a sign-on bonus award
Class of security Ordinary shares
Number of shares sold 94,147
Selling price per share R165.8941
Value of transaction (excluding
brokerage and other fees)
R15,618,431.8327
Extent of interest Direct, beneficial
Prior clearance to deal Obtained

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey                             +27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey                             +27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman                     +1 646 880 4526/+1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi                             +27 11 637 6763/+27 82 821 5322
fmgidi@anglogoldashanti.com
Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 14, 2019

By: /s/ M E SANZ PEREZ

Name:      M E Sanz Perez

Title:
EVP: Group Legal, Commercial & Governance